Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR	Main +852-3923-1111 Fax +852-3923-1100

September 1, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf and Erin Jaskot

Re:	Primech Holdings Pte. Ltd. Amendment No. 9 to Registration Statement on Form F-1 Filed August 18, 2023 File No. 333-264036

Dear Mr. Fetterolf and Ms. Jaskot:

On behalf of our client, Primech Holdings Ltd., a Singapore company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 9 to Registration Statement on Form F-1 filed on August 18, 2023 (the “Registration Statement”) contained in the Staff’s letter dated August 29, 2023 (the “Comment Letter”).

The Company has publicly filed an amendment No. 10 to registration statement on Form F-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 9 to Registration Statement on Form F-1 filed August 18, 2023

Industry Overview, page 58

1.	Please update the tables on pages 60, 61 and 62 to include comparable information for the periods presented through the completion of your most recent fiscal year ending March 31, 2023, to the extent possible.

Response: In response to the Staff’s comment, the Company amended the relevant disclosures on pages 60 to 63 of the Amendment.

Item 8. Exhibits., page II-2

2.	Please have counsel revise exhibit 5.1 to opine on the resale shares to be offered by your resale prospectus included in your registration statement. Additionally, state the number of each of the new ordinary shares and resale shares, respectively, being opined on in connection with the legal opinion.

Response: In response to the Staff’s comment, the local counsel amended and refiled Exhibit 5.1 in the Amendment.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Ken Ho